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                                                                    EXHIBIT 23.5

                        CONSENT OF THE EQUISOURCE GROUP


    We hereby consent to inclusion of our opinion as Appendix C to the Proxy Statement/Prospectus of Kelly Russell Studios, Inc. and Amendment No. 2 to Registration Statement No. 333-4655 of Global One Distribution & Merchandising Inc., and further consent to reference therein to such opinion under the headings "The KRSI Merger, the Reorganization and the Private Placement -- Kelly Russell's Financial Advisor" and "Summary" and in the Kelly Russell Studios, Inc. letter to shareholders regarding the proposed Merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 and the rules and regulations thereunder.


                                          THE EQUISOURCE GROUP


Houston, Texas
July 29, 1996